[SEC CORRESPONDENCE]

September 3, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Lakes Aviation, Ltd.

Form 10-K/A for the Year Ended December 31, 2008

Ladies and Gentlemen:

Pursuant to the Securities Exchange Act of 1934, as amended, we are providing an EDGAR transmission of an amendment which amends and restates certain portions of the Company’s Form 10-K for the year ended December 31, 2008. Should you have any questions, please call the undersigned at (307) 432-7030 or Dennis L. Knoer of Briggs and Morgan, counsel to the Company, at (612) 977-8744.

Sincerely,

/s/ Michael O. Matthews

Michael O. Matthews
Vice President and Chief Financial Officer

Enclosure

cc:	Dennis L. Knoer